KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER

02 NOV 26 AM 11:29

File No. 82-188
November 14, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02055989

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

English translation of Summary of Consolidated Interim Financial Statements as of September 30, 2002 (Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Masahito Suzuki at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By [signature]
Name: Masahito Suzuki
Title: Group Leader
Finance Group

Enclosures

[Brief Description[s] of [a] Japanese Language Document]

dlw 11/26

November 14, 2002

KIRIN BREWERY COMPANY, LIMITED
Koichiro Aramaki, President
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
104-8288, Japan
Code number: 2503
Further Information: Sumio Nagata,
General Manager, Corporate
Communications Dept.
Tel: +81-3-5540-3450

Summary of Consolidated Results for the Third Quarter of 2002

Kirin Brewery Company, Limited announces its consolidated results for the third quarter of 2002 (January 1, 2002 – September 30, 2002), as follows.

1. Business results and financial positions for the third quarter of 2002 (January 1, 2002 – September 30, 2002)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)	Net income (¥ millions)	Percentage change (%)
Third quarter of 2002	1,172,292	(0.9)	77,857	(25.7)	73,342	(24.1)	30,857	(29.2)
Third quarter of 2001	1,162,407		61,930		59,117		23,883	

Note: Percentage change for net sales, operating income, ordinary income and net income is based on the third quarter of the previous fiscal year.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)
Third quarter of 2002	1,716,697	783,015	45.6
Third quarter of 2001	1,667,195	785,420	47.1

(3) Cash flows :

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Third quarter of 2002	52,210	(156,693)	71,799	110,823
Third quarter of 2001	61,573	(22,571)	9,132	112,629

(4) Scope of consolidation and application of the equity method
Consolidated subsidiaries: 296 companies
Unconsolidated subsidiaries accounted for by the equity method: 1 company
Affiliated companies accounted for by the equity method: 16 companies

Note: The figures presented above and the financial statements included with this release are unaudited and are presented voluntarily by Kirin Brewery Company, Limited.

2. Consolidated Results for the First Three Quarters of 2002 (9 Months Total)

In the first three quarters of 2002 (from January 1 to September 30, 2002) sales of alcoholic beverages declined while soft drinks and other businesses performed well. As a result, consolidated net sales totaled ¥1,172.2 billion, an increase of 0.9 percent compared with the same period of the previous year. Consolidated operating income increased 25.7 percent to ¥77.8 billion, consolidated ordinary income increased 24.1 percent to ¥73.3 billion, and consolidated net income increased 29.2 percent to ¥30.8 billion.

Alcoholic Beverage Business

Kirin has been implementing various measures aimed at creating a comprehensive alcoholic beverage business in response to the diversification of customer preferences.

In beer, Kirin continued its efforts to strengthen the brand power of mainstay brands *Kirin Lager* and *Ichiban Shibori*. Among new initiatives Kirin offered added value, not found in conventional beers, such as the launch of *Kirin Tarunama Senyo Server* in Tokyo which offers a new way of enjoying draft beer at home, and the introduction on a trial basis of *Maroyaka Kobo*, a draft beer made with unfiltered live yeast.

In the *happo-shu* category, Kirin carried out aggressive strategies for the *Tanrei* brand. *Gokunama* and *Tanrei Green Label* also made their debut earlier in the year, with sales that substantially exceeded projections, establishing solid positions in the *happo-shu* category. In June prices were revised to meet to the changing price consciousness of *happo-shu* customers.

In the expanding *chu-hi* category, new orange and plum flavors were added to *Kirin Chu-Hi Hyoketsu*, introduced last year, and sales were strong. Two manufacturing facilities also obtained new production licenses for liqueurs, thus strengthening the production network.

In spirits and wines, Kirin continued to acquire exclusive Japanese marketing rights for the major brands of the former Seagram Co., owned by Pernod Ricard of France and Diageo of the U.K. Kirin furthermore acquired the worldwide business of the *Four Roses* brand from Pernod and Diageo. In April the spirits & wine department was established within the alcoholic beverage sales and marketing department, integrating the marketing and distribution functions of Kirin-Seagram (currently Kirin Distillery Co. Ltd.).

To bolster its infrastructure for developing a comprehensive alcoholic beverage business, Kirin acquired the stock of Eishogen Co., Ltd. in April thus expanding its product lineup in the Chinese liquor category and the growing low-alcohol category with *Shin Lu Chu* and other brands. In September Kirin announced the launches of *Kirin Mugi Shochu Pure Blue* and *Kirin Hyoketsu 21° Straight* through which it aims to create a new *shochu* market, transcending the boundaries of conventional *shochu*.

In marketing Kirin worked steadily to build its sales organization through initiatives such the establishment of Kirin Communication Stage Co., Ltd. to carry out store activities in the expanding mass retail market and launching the first chilled distribution network in the domestic alcoholic beverage industry.

Overseas, Lion Nathan Limited, am Australia-based Kirin Group, continued to generate favorable results. In March Kirin made an equity participation of approximately 15 percent in San Miguel Corporation, one of the Philippines' largest beer brewers in with extensive business operations in Asia. These and other measures reinforced Kirin's business infrastructure in overseas markets, primarily in Asia and Oceania.

Consequently alcoholic Beverage net sales totaled ¥789.9 billion, a decrease of 1.5 percent from the same period of the previous year.

Soft Drinks Business

In the soft drinks business strengthen and expanded its product portfolio, focusing on mainstay brands such as *Namacha* and *Fire*, while pursuing aggressive marketing activities. Thus sales grew at a rate exceededing the industry average. New product *Amino Supli* performed particularly well, with ten million cases sold since its launch at the end of February, making this the fourth consecutive year since *Fire* was introduced in 1999 that Kirin launched a product with sales of ten million cases or more.

In September Kirin Beverage Corp., Groupe Danone and Mitsubishi Corp. agreed to establish the joint venture Kirin MC Danone Waters Co., Ltd, setting in place an operating base from which to develop a bottled water business. Overseas Kirin steadily expanded its soft drink operations in Shanghai.

Consequently net sales of the Soft Drinks Business totaled ¥260.0 billion, an increase of 3.7 percent from the same period of the previous year.

Other Businesses

In the pharmaceutical business, Kirin continued to carry out joint activities with Sankyo Co., Ltd. to provide information on *ESPO*, a treatment for renal anemia, and *GRAN*, an agent that stimulates white blood cell production. Sales of *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism, marketed exclusively by Kirin, increased steadily. Kirin also introduced *GRAN Syringe*, a new dosage form of *GRAN*, which was favorably received. In R & D, Kirin progressed in the development of KRN 321, positioned as the second generation of *ESPO*, and successfully engineered a human antibody-producing bovine, with the start of clinical trials in the field of cell therapy.

In the agribio business Kirin started marketing a new color, silver, in the *Hanasaka* series of petunias in March. Through joint research with the Japan Nuclear Power Research Center, Kirin also successfully developed a new type of spray carnation using ion beam breeding, a new breeding technology. In September, Kirin teamed up with the Dole Group and others to create a new business model in the expanding mass retail market by establishing the comprehensive domestic floriculture wholesale joint venture Flower Season Ltd. In the potato business, Kirin began marketing the new *Cynthia* variety introduced last year.

In the nutrient food & feed business, Kirin worked to strengthen the operating base by aggressively introducing new products in the health food category. In the seasonings & foodstuffs sector, Takeda-Kirin Foods Corporation, a joint venture with Takeda Chemical Industries, Ltd., began operations in April.

Consequently net sales of other businesses totaled ¥122.2 billion, an increase of 11.8 percent from the same period of the previous year.

3. Non-consolidated Results

For the first three quarters of 2002, non-consolidated net sales totaled ¥740.0 billion, an decrease of 2.6 percent compared with the same period of the previous year, non-consolidated operating income increased 40.4 percent to ¥39.3 billion, non-consolidated ordinary income increased 27.5 percent to ¥47.1 billion, and non-consolidated net income increased 25.4 percent to ¥25.7 billion.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	Third quarter of 2002 Amount	Percentage over total assets	Third quarter of 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	111,276		69,615		41,661
Notes and accounts receivable	218,827		228,045		(9,218)
Marketable securities	3,788		55,783		(51,995)
Inventories	94,398		79,362		15,036
Funds in trust	—		17,711		(17,711)
Other	49,753		50,474		(721)
Allowance for doubtful accounts	(3,158)		(2,034)		(1,124)
Total current assets	474,887	27.7	498,958	29.9	(24,071)
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures	187,717		193,781		(6,064)
Machinery, equipment and vehicles	192,300		187,015		5,285
Land	166,289		170,499		(4,210)
Construction in progress	17,195		19,989		(2,794)
Other	52,101		55,426		(3,325)
Total	615,604	35.8	626,711	37.6	(11,107)
Intangible Fixed Assets					
Consolidation differences	46,124		46,415		(291)
Other	106,174		107,980		(1,806)
Total	152,299	8.9	154,395	9.3	(2,096)
Investments and Other Assets					
Investments in securities	349,650		274,531		75,119
Life insurance investments	34,011		32,585		1,426
Other	94,118		81,267		12,851
Allowance for doubtful accounts	(3,874)		(1,254)		(2,620)
Total	473,905	27.6	387,129	23.2	86,776
Total fixed assets	1,241,809	72.3	1,168,236	70.1	73,573
TOTAL ASSETS	1,716,697	100.0	1,667,195	100.0	49,502

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Third quarter of 2002 Amount	Percentage over total assets	Third quarter of 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities					
Notes and accounts payable	96,196		106,119		(9,923)
Short-term bank loans	62,183		44,042		18,141
Beer taxes payable	77,609		112,561		(34,952)
Income taxes payable	16,735		7,857		8,878
Accrued expenses	64,800		69,339		(4,539)
Deposits received	56,462		59,984		(3,522)
Other	45,850		49,023		(3,173)
Total current liabilities	419,840	24.4	448,928	26.9	(29,088)
Long-term Liabilities					
Bonds	130,224		18,957		111,267
Long-term debt	103,981		126,318		(22,337)
Pension and retirement benefits	97,041		102,566		(5,525)
Other reserves	9,072		8,034		1,038
Deposits received	79,628		85,596		(5,968)
Other	19,114		16,307		2,807
Total long-term liabilities	439,063	25.6	357,781	21.5	81,282
TOTAL LIABILITIES	858,903	50.0	806,710	48.4	52,193
MINORITY INTERESTS	74,778	4.4	75,065	4.5	(287)
Common Stock	102,045	5.9	102,045	6.1	—
Additional Paid-In Capital	70,868	4.1	70,868	4.3	—
Revaluation variance for Land	(1,625)	(0.1)	—	—	(1,625)
Retained Earnings	625,670	36.5	609,130	36.5	16,540
Net unrealized holding gains on securities	16,887	1.0	23,185	1.4	(6,298)
Foreign currency translation adjustments	(22,121)	(1.3)	(19,801)	(1.2)	(2,320)
Total	791,724	46.1	785,428	47.1	6,296
Treasury Stock	(8,709)	(0.5)	(8)	(0.0)	(8,701)
TOTAL SHAREHOLDERS' EQUITY	783,015	45.6	785,420	47.1	(2,405)
TOTAL LIABILTIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,716,697	100.0	1,667,195	100.0	49,502

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	Third quarter of 2002 Amount	Third quarter of 2002 Percentage over sales	Third quarter of 2001 Amount	Third quarter of 2001 Percentage over sales	Increase (Decrease) Amount
Sales	1,172,292	100.0	1,162,407	100.0	9,885
Cost of Sales	738,392	63.0	746,564	64.2	(8,172)
Gross Profit	433,900	37.0	415,843	35.8	18,057
Selling, General and Administrative Expenses	356,042	30.4	353,912	30.4	2,130
Operating Income	77,857	6.6	61,930	5.3	15,927
Non-operating Income					
Interest income	683		1,103		(420)
Return on funds in trust	210		796		(586)
Dividend income	1,794		1,477		317
Equity in earnings of affiliates	835		1,531		(696)
Other	3,158		2,620		538
Total	6,682	0.6	7,528	0.6	(846)
Non-operating Expenses					
Interest expense	6,478		6,693		(215)
Other	4,718		3,647		1,071
Total	11,197	1.0	10,341	0.9	856
Income before special Items and Income Taxes	73,342	6.3	59,117	5.1	14,225
Special Income					
Gain on sales of fixed assets	2,115		2,769		(654)
Gain on sales of investment securities	410		9,957		(9,547)
Reversal of allowance for furnace overhaul	700		—		700
Gain on establishment of trust for employees' pension and retirement benefits	—		1,134		(1,134)
Total	3,226	0.3	13,860	1.2	(10,634)
Special Expenses					
Loss on disposal of fixed assets	4,699		2,797		1,902
Loss on sales of fixed assets	171		271		(100)
Loss on revaluation of Investment securities	—		1,733		(1,733)
Amortization of net transition obligation of accounting standard for employees' severance and retirement benefits	—		14,115		(14,115)
Other	5		—		5
Total	4,876	0.4	18,918	1.6	(14,042)
Income before Income Taxes and Minority Interests	71,692	6.1	54,059	4.7	17,633
Income Taxes	35,309	3.0	26,337	2.3	8,972
Minority Interests	5,525	0.5	3,839	0.3	1,686
Net Income	30,857	2.6	23,883	2.1	6,974

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Third quarter of 2002	Third quarter of 2001	Increase (Decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	71,692	54,059	17,633
Depreciation	54,787	53,694	1,093
Increase (decrease) in reserves	(1,011)	12,491	(13,502)
Interest and dividend income and return on funds in trust	(2,688)	(3,376)	688
Interest expense	6,478	6,693	(215)
Decrease (increase) in notes and accounts receivable	43,301	21,422	21,879
Decrease (increase) in inventories	(21,333)	(8,563)	(12,770)
Increase (decrease) in notes and accounts payable	(15,285)	5,747	(21,032)
Increase (decrease) in beer taxes payable	(42,184)	(10,164)	(32,020)
Other	(1,773)	(31,896)	30,123
Sub-total	91,984	100,108	(8,124)
Interest, dividend and return on funds in trust received	4,393	4,102	291
Interest paid	(6,244)	(6,546)	302
Income taxes paid	(37,922)	(36,091)	(1,831)
Net cash provided by operating activities	52,210	61,573	(9,363)
Cash flows from investing activities			
Payment for fixed assets	(70,178)	(50,984)	(19,194)
Proceeds from sales of fixed assets	4,335	4,175	160
Payments for purchases of marketable securities and investment securities	(102,440)	(8,187)	(94,253)
Proceeds from sales and redemption of marketable securities and investment securities	12,333	28,178	(15,845)
Proceeds from termination of funds in trust	17,411	20,000	(2,589)
Payments for investments in consolidated subsidiaries' common stock	(10,036)	(17,399)	7,363
Proceeds from sale of consolidated subsidiaries' common stock	—	5,222	(5,222)
Other	(8,118)	(3,576)	(4,542)
Net cash used in investing activities	(156,693)	(22,571)	(134,122)
Cash flows from financing activities			
Increase (decrease) in bank loans	52,647	31,559	21,088
Proceeds from issue of bonds	40,000	—	40,000
Payments for purchases of treasury stock	(8,623)	(4)	(8,619)
Cash dividends paid	(9,891)	(9,980)	89
Cash dividends paid to minority shareholders	(2,191)	(1,909)	(282)
Other	(142)	(10,532)	10,390
Net cash used in financing activities	71,799	9,132	62,667
Effect of exchange rate fluctuation on cash and cash equivalents	(328)	159	(487)
Net increase (decrease) in cash and cash equivalents	(33,012)	48,293	(81,305)
Cash and cash equivalents at beginning of period	143,835	64,335	79,500
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(495)	—	(495)
Cash and cash equivalents at end of period	110,823	112,629	(1,806)

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	Third quarter of 2002					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	789,973	260,069	122,249	1,172,292	—	1,172,292
2 Intersegment	2,351	873	66,568	69,793	(69,793)	—
Total sales	792,324	260,943	188,817	1,242,085	(69,793)	1,172,292
Operating expenses	743,367	243,473	175,198	1,162,040	(67,605)	1,094,434
Operating income	48,956	17,469	13,619	80,045	(2,188)	77,857

(¥ millions)

	Third quarter of 2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	802,240	250,826	109,339	1,162,407	—	1,162,407
2 Intersegment	2,373	812	73,663	76,850	(76,850)	—
Total sales	804,614	251,639	183,003	1,239,257	(76,850)	1,162,407
Operating expenses	768,178	236,377	170,848	1,175,404	(74,927)	1,100,477
Operating income	36,436	15,262	12,154	63,852	(1,922)	61,930

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows;

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drink, Other drink
Other	Pharmaceutical products, Engineering, Logistics, Floriculture etc.